

December 28, 2010

Ms. Kelli Turner- Chief Financial Officer
Martha Stewart Living Omnimedia, Inc.
601 West 26th Street
New York, NY 10001

>   **Re: Martha Stewart Living Omnimedia, Inc.**
>   **Form 10-K**
>   **Filed March 8, 2010**
>   **File No. 001-15395**
>
>   **Form 10-Q**
>   **Filed November 4, 2010**
>   **File No. 001-15395**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 5, 2010**
>   **File No. 001-15395**

Dear Ms. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Risk Factors, page 11

1. In future filings, please revise the last sentence of the first paragraph of this section to remove any reference to risks that Company management presently considers insignificant. If a risk is deemed not material, please do not reference it.

Management's Discussion and Analysis, page 22

2. Please expand your MD&A to provide additional information with respect to your results of operations on a consolidated basis. In this regard, we note you have a significant amount of corporate expenses that are not allocated to your four business segments. As a result, your individual discussions of these segments within your MD&A show operating profits that are not reflective of your results on a consolidated basis. Accordingly, please present a table at the beginning of your MD&A to (i) summarize your results of operations by segment, (ii) show the effect of corporate expenses on your overall profitability, and (iii) discuss the reasons why corporate expenses are not allocated to your business segments.

3. Please ensure that your discussion of consolidated results of operations covers all periods presented. Your current discussion under the heading, Executive Summary, appears to only address 2009 compared to 2008, and the comparison of your results of operations for the year ended December 31, 2008 to the year ended December 31, 2007, beginning on page 20, only pertains to your business segments.

Form 10-Q for the quarterly period ended September 30, 2010

Management's Discussion and Analysis, page 14

4. Please ensure that your discussion of consolidated results of operations covers all interim periods presented. Specifically, please discuss your year-to-date results in addition to your results for the most recent quarter.

5. We note that, as a result of your efforts to further streamline and improve efficiencies in your print and digital operations, you plan to combine the results of operations from your Publishing and Internet segments for purposes of reporting your segment information. Please tell us in greater detail how you determined that combining your Publishing and Internet segments was in accordance with ASC 280. In this regard, it is unclear how combining these two segments will help the users of your financial statements to better understand your performance. See ASC 280-10-10-1(a).

Definitive Proxy Statement Filed April 15, 2010

Compensation Discussion and Analysis, page 17

6. We note on page 19 that "the Compensation Committee did an informal survey of compensation paid to other talent and determined that this salary level was appropriate for Ms. Stewart." If the survey was based on companies other than those listed on page 18, please tell us whether benchmarking was material to your compensation policies and decisions related to Ms. Stewart's base salary. If benchmarking was material, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at 202-551-3312 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John D. Brown at 202-551-3851 or Julie Rizzo at 202-551-3574 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief